UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-39871

CUSIP NUMBER: 78397T103

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SAB Biotherapeutics, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
2100 East 54th Street North
Address of Principle Executive Office (Street and Number)
Sioux Falls, South Dakota 57104
City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant requires additional time to complete the preparation of its financial statements for the year ended December 31, 2022, have them properly certified by the executive officers and have them reviewed by its independent auditors. The Registrant will file the Form 10-K by the fifteenth calendar day following the required filing date, as prescribed in Rule 12b-25.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eddie J. Sullivan	(605)	679-6980
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Registrant’s Current Report on Form 8-K filed with the SEC on March 31, 2022, the Registrant concluded that it did not correctly account for a financed insurance premium whereby a third-party lender prepaid the Registrant’s annual insurance premiums to the Registrant’s insurance companies in exchange for a short-term interest bearing note (the “Insurance Financing Agreement”). The Registrant previously recognized, on its consolidated balance sheet, a current prepaid asset for the amount paid by the Registrant under the Insurance Financing Agreement in excess of the total amortized value of the prepaid insurance policy. The Registrant reassessed its accounting for the Insurance Financing Agreement and determined that the Insurance Financing Agreement should be classified as a current note payable with the full amount of the insurance premium recognized as current prepaid asset at the time the Registrant entered into the Insurance Financing Agreement.

The Registrant concluded that the Insurance Financing Agreement and corresponding payment to the third-party lender constitutes a constructive receipt and disbursement of cash. As a result, the Registrant determined the cash flows from financing activities contained within the financial statements for year ended December 31, 2021 is understated—this error is accompanied by a corresponding overstatement in cash flows from operating activities due to an understated prepaid asset.

Similar to the above assessment, the Registrant concluded that the cash payments to the third-party lender should be presented within cash flows from financing activities. As a result, the Registrant determined the cash flows from financing activities contained within the interim financial statements for the Quarterly Reports on Forms 10-Q for the three months ended March 31, 2022, the six months ended June 30, 2022, and nine months ended September 30, 2022 are overstated—this error is accompanied by a corresponding understatement in cash flows from operating activities due to the derecognition of the previously unrecognized prepaid asset.

The Registrant is restating its financial results for the fiscal year ended December 31, 2021 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and intends to file an amendment to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2021 to restate the Prior Year Financial Statements.

SAB Biotherapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2023	By	/s/ Eddie J. Sullivan